Exhibit 1

                                 Form of Notice

     Harbert Distressed Investment Master Fund, Ltd. on its own behalf and on behalf of funds and managed accounts ("Harbert") has filed a copy of a letter that Harbert has sent to NorthWestern attempting to protect rights and value to which Harbert and similarly-situated creditors of NorthWestern are entitled under a plan of reorganization approved by the bankruptcy court with jurisdiction over NorthWestern's reorganization.

03773.0003 #548786